NANOGEN, INC.

10398 PACIFIC CENTER COURT

SAN DIEGO, CALIFORNIA 92121

June 26, 2006

VIA EDGAR AND FACSIMILE NO. 202-772-9218

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-6010

Attention: Russell Mancuso

                 Branch Chief

                 Division of Corporation Finance

Re:	Nanogen, Inc.

Registration Statement on Form S-3

Filed May 15, 2006

File No. 333-134131

Dear Mr. Mancuso:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nanogen, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective on Wednesday, June 28, 2006, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection therewith, the Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NANOGEN, INC.

By:	/s/ Robert W. Saltmarsh
Name:	Robert W. Saltmarsh
Title:	Chief Financial Officer

c:	Eduardo Aleman, Division of Corporation Finance